Exhibit 4.2

Jiayin Group Inc.

Number	Share(s)

Incorporated under the laws of the Cayman Islands

Share capital is US$50 divided into

(i) 84,000,000 Class A Ordinary Shares of a par value of US$0.000000005 each,

(ii) 116,000,000 Class B Ordinary Shares of a par value of US$0.000000005 each and

(iii) 9,800,000,000 Shares of a par value of US$0.000000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with Article 9 of the Articles of Association.

THIS IS TO CERTIFY THAT                                                                                                                       is the registered holder of Class A Ordinary                Share(s) in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the          day of                     2019 by:

DIRECTOR